

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Santiago Seage
Chief Executive Officer
Abengoa Yield plc
1 Park Row
Leeds, UK LSI 5AB

> **Re:** **Abengoa Yield plc**
> **Registration Statement on Form F-1**
> **Filed April 1, 2014**
> **File No. 333-194970**

Dear Mr. Seage:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Presentation of Financial Information, page 3

1. We note your disclosures here and on pages 34 and 35 concerning Combined EBITDA, which you also call EBITDA. As indicated in Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, the term EBITDA should only be used to refer to earnings before interest, taxes, depreciation and amortization. Since you exclude additional items such as the share of loss or profit of associates and impairment charges, please revise the title of this measure to indicate that it is not simply EBITDA.

Cash Dividend Policy, page 63

2. We note the disclosure included in response to comment 24 in our letter dated March 28, 2014. Please provide a similar disclosure in an appropriate place in your prospectus summary.

Risks Regarding Our Cash Dividend Policy, page 64

3. Please revise your risks to clearly state, if true, that your board of directors may at any time, by resolution, amend your cash dividend policy to suspend dividends. Notwithstanding your current intention to pay dividends, we believe it is important to highlight to your readers that your board can not only amend your dividend policy to change the amount of dividends, but they also can amend your dividend policy to pay no dividends even in times of ample cash flows.

Our Ability to Grow our Business and Dividend, page 65

4. The first paragraph under this heading refers to your "approved policy" to maximize cash distributions to shareholders and specifically to distribute 90% of your cash available for distribution. In light of your response to comment 25 in our letter dated March 28, 2014 and the disclosures throughout this section of your document indicating that you have an intention, but no obligation, to pay dividends, please revise your disclosure to better explain in what sense your 90% payout is an "approved" dividend policy. If this disclosure refers to the resolution that your board of directors will adopt prior to the consummation of the offering, please tell us that in your response, and confirm to us that either your board will adopt this resolution prior to your request for effectiveness or you will revise your disclosure to clarify that you intend to adopt a resolution to this effect but have not yet done so.

Assumptions and Considerations, page 70

5. We note your response to comment 28 in our letter dated March 28, 2014 and the disclosure you added on page 66. Considering that you expect cash available for distribution to increase by more than 60% from June 30, 2015 to June 30, 2016, we continue to believe your explanation of the assumptions underlying this increase appear overly vague. Please revise your assumptions and considerations on pages 70 through 74 to be more specific about the underlying causes, behind the significant increase in forecasted cash available for distribution. Since you disclose on page 66 that Mojave will be your largest source of cash available for distribution following COD, please revise your assumptions to explain in reasonable detail why you believe this and the assumptions behind the expected timing of when this project will begin paying dividends, including explaining whether Mojave's debt covenants will permit immediate distribution of the cash generated by that project. Since it appears certain assets will disproportionately contribute to your operations and cash generation, please consider

providing a table showing forecasted revenues attributable to each of your projects for the twelve months ending June 30, 2015 and June 30, 2016. Please highlight for your investors any significant changes in forecasted cash available for distribution arising from changes in expected contributions from your various assets and any disproportionate contributions from certain of your assets along with the reasons thereto.

Unaudited Pro Forma Combined Financial Information, page 78

6. We note your disclosure in the first paragraph on page 78 that your pro forma combined statement of financial position reflects the reduction of equity you expect to occur prior to the consummation of the offering; however, we note that pro forma combined equity is substantially higher than your historical combined equity. Please revise your disclosure to clarify.

7. We note your disclosure in the first bullet point at the bottom of page 78 that you have assumed the transactions presented occurred on January 1, 2013 for purposes of presenting your Unaudited Pro Forma Combined Income Statement for the year ended December 31, 2013. Please revise to present your pro forma statements of operations for both of the years ended December 31, 2012 and 2013 as if the transaction had taken place at the beginning of the earliest period presented, or as of January 1, 2012. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

8. We note from your disclosure in the last paragraph on page 85 that you have calculated pro forma earnings per share assuming a total of 80,000,000 shares outstanding after the consummation of the offering. Please revise to exclude the number of shares attributable to the $10 million of proceeds you expect to retain for liquidity purposes from your pro forma earnings per share calculation or explain why you believe those shares should be included.   In addition, please add a footnote to your pro forma financial information explaining how pro forma earnings per share were derived.

9. Please revise your presentation of pro forma earnings per share to be rounded to the nearest whole cent. Please revise the pro forma earnings per share information presented in on page 86 in Selected Financial Information as well.

Taxation of dividends, page 203

10. We note the disclosure included in response to comment 42 in our letter dated March 28, 2014. The disclosure indicates that dividends "should not" be subject to tax in the United Kingdom for non-United Kingdom resident shareholders. To the extent that there is uncertainty regarding the tax treatment of dividends to these shareholders, please explain why the uncertainty exists and include risk factor disclosure. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Combined Financial Statements for the Year Ended December 31, 2013, page F-1

Notes to Financial Statements, page F-10

Note 2.18. Provisions and contingencies, page F-21

11. We note your disclosure that some companies included in the combined group have dismantling provisions. Please tell us and disclose how and where these provisions are reflected in your financial statements.   If no dismantling provision has been recognized, please explain why not and provide your basis in IFRS GAAP for your accounting.

Note 6.- Contracted concessional assets, page F-28

12. We note your response to comment 45 in our letter dated March 31, 2014. However it does not appear that the disclosures you added on pages F-14 and F-46 in response to that comment include all of the disclosures required by SIC Interpretation 29. Please further revise your disclosures to provide:

   • A description of the arrangements as required by paragraph 6 (a);

   • The significant terms of the arrangements that may affect the amount, timing and certainty of future cash flows as required by paragraph 6 (b);

   • The nature and extent of each of the items required by paragraph 6 (c) (i) through (vi); and

   • Any changes in the arrangement occurring during the period as required by paragraph 6 (d).

13. We note that your service concession arrangements are in several different countries which appear to have different market and regulatory environments and which based on the disclosures provided on pages 131 through 143 of your filing include different payment terms, rights and obligations depending in part on conditions in the relevant markets and regulatory regimes in which the concessions operate. If you decide to provide the disclosures required by paragraph 6 for each class of service concession as defined by paragraph 7, rather than individually for each service concession arrangement, please consider providing the required disclosures by country or based on other similarities. Please ensure that your disclosures include sufficient information and detail to provide meaningful disclosure of the items required to be disclosed by paragraph 6 of SIC Interpretation 29.

14. Please tell us how you determined that each of your service concession arrangements falls within the scope of IFRIC 12.

15. Please explain to us why certain disclosures related to your concession arrangements which appear to be required by IFRS have been provided in Appendix III to your financial statements. In doing so, please explain to us the significance of placing certain information in the Appendices and how this differs from placing that information within the footnotes to your financial statements. For information required to be disclosed by IFRS, please explain why you believe such information is not required to be included within the audited financial statements and provide your basis in IFRS GAAP for your conclusions. If your auditors' report covers the Appendices, please tell us why it does not clearly state this. Please revise or advise as appropriate.

Note 7.- Investments carried under the equity method, page F-30

16. We note the disclosure you added on page F-30 in response to comment 46 in our letter dated March 31, 2013. It appears that you have not recorded your share of the losses in your investment in Evacucion Valdecaballeros, S.L. during your 2013 and 2012 fiscal years. We note that your investment in this entity is $6,076 at both December 31, 2012 and December 31, 2013. Please tell us and disclose why you have not recorded your share of the losses of this entity. Provide your basis in IFRS GAAP for your accounting. We may have further comment after reviewing your response.

Appendix IV – Financial Statements of Abengoa Yield plc, page F-47

17. You state at the top of page F-49 that you have provided Schedule I; however, you have not labeled any of your disclosures as Schedule I. Please consider revising your disclosure to clarify this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director